Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Daniel Dex 604.691.6839 604.893.7623 daniel.dex@mcmillan.ca 57539-17 January 31, 2013

Via EDGAR Correspondence and Delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:      Mr. Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

Re:      Duma Energy Corp.
           Form 10-K for the Fiscal Year ended July 31, 2012
           Filed November 13, 2012
           Form 10-Q for the Fiscal Quarter ended October 31, 2012
           Filed December 24, 2012
           File No. 000-53313

We are counsel for and write on behalf of Duma Energy Corp. (the "Company") to acknowledge the Company's receipt of the Staff's letter of January 16, 2013 (the "Comment Letter") signed by Karl Hiller, Branch Chief of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission"), regarding the above-referenced 10-K and 10-Q filings by the Company. The Comment Letter requested that the Company provide a response to the Comment Letter within ten (10) business days or advise the Commission when the Company will provide the requested response.

The Company is actively working on its response to the Comment Letter in consultation with its independent registered accountant and McMillan LLP and anticipates that it will be able to provide a response by Thursday, February 14, 2013.

In the meantime, please feel free to contact the undersigned at (604) 691-6839 should you have any questions or concerns.

Yours very truly,

/s/ Daniel D. Dex

Daniel D. Dex

cc:     Duma Energy Corp.

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